Exhibit 12.2

For the purpose of these calculations, “earnings” consist of our loss from continuing operations before income taxes, cumulative effect of accounting changes, equity in net loss of affiliate and fixed charges.  “Fixed charges” consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense deemed by us to be representative of the interest factor of rental payments under leases.  “Combined fixed charges and preferred stock dividends” consist of fixed charges together with accreted dividends and amortization of discount on preferred stock.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)
(Unaudited)

	Nine Months Ended September 30,	Fiscal Year Ended December 31,
	2005	2004	2003	2002	2001	2000
Combined fixed charges and preferred stock dividends:
Interest expense, including amortization of financing costs	$5,775	$8,983	$3,478	$3,079	$440	$495
Interest portion of rental expense	1,009	489	598	497	291	133
Fixed charges	6,784	9,472	4,076	3,576	731	628
Accretion of dividends and amortization of discount on preferred stock	0	0	0	0	0	7,541

	$6,784	$9,472	$4,076	$3,576	$731	$8,169

Earnings:
Net loss before cumulative effect of change in accounting principle	$41,638	$57,255	$35,123	$132,219	$52,447	$31,119
Equity in net loss of affiliate	0	0	0	(458)	(462)	(495)
Fixed charges per above	(6,784)	(9,472)	(4,076)	(3,576)	(731)	(628)

Loss as defined	$34,854	$47,783	$31,047	$128,185	$51,254	$29,996

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends — ratio coverage is less than 1:1:
We would have had to generate additional earnings as follows to achieve a coverage ratio of 1:1	$41,638	$57,255	$35,123	$131,761	$51,985	$38,165